Mail Stop 3561
                                                            August 1, 2018

Via E-mail
Todd Hanigan
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

       Re:     Paringa Resources Limited
               Draft Registration Statement on Form 20-F
               Submitted July 5, 2018
               CIK No. 0001725750

Dear Mr. Hanigan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 64

1. We note the conditions precedent to a first draw down of the debt facility with
       Macquarie. Please disclose the "certain financial covenants" and revise here or include a page reference to where you disclose the terms of the tripartite agreements with Komatsu and Fricke.

2. Additionally, we note the statement in "Equity Raising Investor Presentation 17 May
       2018" available on your website that drawdown of the first tranche of US$15 million is conditional on "raising minimum equity of US$18.5 million." It is unclear why the related disclosure in the Form 20-F does not address this condition. Please revise or advise.
 Todd Hanigan
Paringa Resources Limited
August 1, 2018
Page 2

Compensation, page 77

3. Please provide compensation disclosure for the fiscal year ended June 30, 2018, your last full financial year.

Major Shareholders, page 82

4. Please identify the natural or legal person who owns or controls each of your 5%
       shareholders, as required by Item 7.A.3 of Form 20-F.

Related Party Transactions, page 85

5.     Please update your disclosure in this section from December 31, 2017.

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 551-3718 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at
(202) 551-3536 with any other questions.

                                                           Sincerely,

                                                           /s/ James Lopez
(for)

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Beverages,
                                                           Apparel and Mining


cc:    John Gaffney, Esq.
       Gibson, Dunn & Crutcher LLP